STATEMENT OF FINANCIAL CONDITION

Aon Securities LLC
December 31, 2022
With Report of Independent
Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-14953

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aon Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 East Randolph
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Sullivan	312-381-9523	brian.sullivan@aon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 North Wacker	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian P. Sullivan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aon Securities LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


BRADLEY WIDDEL
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 21, 2025

Notary Public

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Aon Securities LLC

Statement of Financial Condition

December 31, 2022

Contents

Report of Independent Registered Public Accounting Firm....1

Statement of Financial Condition....2
Notes to Statement of Financial Condition....3


Building a better
working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Aon Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aon Securities LLC (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.

March 14, 2023

Aon Securities LLC

Statement of Financial Condition

December 31, 2022

Assets		
Cash and cash equivalents (of which, $100,000 is considered restricted cash)	$	10,122,501
Demand note receivable from affiliate		318,120,028
Receivable from customers		1,893,077
Prepaid expenses		230,669
Interest receivable		38,127
Total assets	$	330,404,402
Liabilities and stockholder's equity		
Liabilities:		
Payable to affiliates	$	391,175
Accounts payable and accrued expenses		15,840
Total liabilities		407,015
Total member's equity		329,997,387
Total liabilities and member's equity	$	330,404,402

See notes to statement of financial condition.

Aon Securities LLC

Notes to Statement of Financial Condition

December 31, 2022

1. Organization and Operations

Aon Securities LLC (the Company), a Delaware limited liability company, is a registered broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), and is registered in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. The Company is licensed as an Overseas Permit Company with the Bermuda Monetary Authority and has filed notices for Exemption from Registration in Australia, the Netherlands and the Canadian Provinces of Ontario, Quebec, British Colombia, Manitoba and Saskatchewan. The Company is also registered with the Municipal Securities Regulatory Board, and as a swap firm, introducing broker, commodity pool operator, and commodity trading adviser with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company is owned by Aon Group, Inc. with 95% of that ownership on a direct basis and 5% indirectly through AS Holdings Inc., a Delaware corporation, which itself is wholly owned by Aon Group Inc. Aon Group Inc. is a direct wholly owned subsidiary of Aon Corporation which, in turn, is an indirect wholly owned subsidiary of Aon plc (the Ultimate Parent). The Company's statement of financial condition appropriately does not provide for income taxes because it is a multi-member LLC and thus a flow-through entity for tax purposes. The Company is included in the consolidated tax return of the Ultimate Parent.

The Company's capital market activities include structuring, underwriting, and/or participating in selling groups, for offerings of insurance linked securities, primarily catastrophe bonds; and financial advisory services.

The Company's broker-dealer activities include selling variable products, distribution of affiliated funds to institutional and accredited investors, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

The Company clears its clients' insurance-linked securities transactions on a fully disclosed basis through Pershing LLC (Pershing).

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition is in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at fair value. As of December 31, 2022, the Company had $100,000 of restricted cash on deposit with Pershing that is included in its cash and cash equivalents balance. This balance relates to the minimum amount held by this clearing broker pursuant to the contract the Company has with the firm.

Receivable from customers

Receivable from customers is reported net of current expected credit losses. The Company has a general reserve policy to require a minimum reserve of 0.25% based on an aging analysis and estimated collectability. As of December 31, 2022, the current expected credit loss balance was $1,973 based on the Company’s general reserve policy.

Prepaid expenses

Prepaid expenses include amounts advanced to FINRA for the Company’s 2022 annual renewal assessment as well as other regulatory invoices for which the Company is periodically assessed.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

2. Significant Accounting Policies (continued)

Revenue Recognition

Underwriting fees from securities offerings are determined at the time of underwriting execution. As such, the company recognizes the fee revenue when the performance obligation is completed upon successful execution of the underwriting. Advisory and other fees are recorded as services are rendered as the customers simultaneously receive and consume the benefits of the services provided by the Company. Unearned fees collected in advance are recorded as deferred advisory fees. Commissions and distribution fees represent sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record and are recorded upon successful execution of the performance obligation.

Interest income is recorded on an accrual basis.

Segment Information

The Company operates as one segment that includes all of its capital market and broker-dealer activities. The Company's reportable operating segment has been determined using a management approach. In concert with other relevant information available, the Chief Operating Decision Maker (the "CODM") assesses the performance of the Company and allocates resources based on this one segment.

Based on the structure or duration of any particular insurance linked security engagement that is offered in a given year, the Company would not necessarily expect or financially depend on recurring revenue from the exact same customers each year. In 2022, the Company earned an underwriting fee from two customers which exceeded 10% of its overall revenues, thereby constituting these parties as major customers for this reporting period. The Company does not believe that it is dependent on any single customer nor does it conclude that the absence of revenue from any single customer would have a material adverse effect on its statement of financial condition.

3. Fair Value Measurements

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an investment or paid to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC Topic 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

Accounting standards establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair values as follows:

Level 1 – Observable inputs, such as quoted prices for identical assets in active markets

Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar instruments; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3 – Unobservable inputs in which there is little or no market data that requires the use of valuation techniques and the development of assumptions

As of December 31, 2022, investments in money market mutual funds with a fair value of $8,604,737 were measured using observable prices (Level 1) and classified as cash and cash equivalents in the statement of financial condition.

4. Related-Party Transactions

The Company has a demand note agreement with Aon Corporation under which the Company's excess cash is loaned to Aon Corporation and recalled, as needed, to fund underwritings. As of December 31, 2022, the note has a balance of $318,120,028. The note accrued interest at a variable rate of One Month US Dollar LIBOR plus 0.1 percent through February 28th, 2022. On March 24th, 2022, the Company Amended and Restated the Master Note Agreement to modify the interest rate charged on the demand note. Effective March 1, 2022, the note accrues interest at a monthly compounding short-term Applicable Federal Rate as determined and published by the Internal Revenue Service, which was 4.46% at December 31, 2022. The note is recorded at cost, which approximates fair value. The note, including accrued interest, is due and payable on demand.

4. Related-Party Transactions (continued)

Under an expense sharing agreement between the Company and Aon Corporation, certain unreimbursed salary and general and administrative expenses, including the compensation of brokers and agents, are incurred by affiliated companies on behalf of the Company and are not incurred by the Company.

The Company is party to a distribution agreement with Townsend Holdings LLC, a Delaware limited liability company, whereby representatives of the Company are authorized to market and solicit investment in affiliated funds to institutional and accredited investors.

The Company is party to an internal agreement with Aon Consulting Inc., whereby the Company is authorized to receive mutual fund payments from third parties such as sub-custodians or mutual funds.

Beginning in 2020, the Company implemented sharing agreements with Aon Solutions Ireland Ltd and Aon Securities Limited. The service contributions made by each affiliate supporting certain securities transactions are subject to these agreements. Based on the affiliate's level of participation in the subject transaction, a determined percentage of revenue earned by the Company will be shared with each affiliate. As of December 31, 2022, a total of $391,175 was reported as payable to affiliates for amounts due to Aon Solutions Ireland Ltd and Aon Securities Limited.

5. Net Capital Requirements

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2022, net capital was $ 9,551,518 which was $9,451,518 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.04. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of Rule 15c3-1.

As an introducing broker registered with the NFA, the Company is required to and has complied with the Uniform Net Capital Rule (Rule 15c-31), as discussed above, to meet the requirements of Regulation 1.17 of the Commodity Futures Trading Commission.

6. Other Matters

The Company is a party to various administrative proceedings, legal actions, and claims. Based on investigations to date and advice from legal counsel, the Company believes that any such legal actions are without merit. While the ultimate results of any such proceedings against the Company cannot be predicted with certainty, the Company believes that the resolution of any of these matters will not have a material adverse effect on its financial position or results of operations.

7. Subsequent Events

The Company has evaluated subsequent events through March 14, 2023, the date the statement of financial condition was issued, with no other events noted that would require recognition or disclosure in the financial statements.